SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon  |  26 March 2015

Newspaper Articles

Portugal Telecom, SGPS S.A. (“PT”) hereby comments on newspaper articles on the implementation of the merger of shares of Oi S.A. (“Oi”) with Telemar Participações S.A. (“CorpCo”), with the admission of CorpCo to the highest level of corporate governance standards of the BM&FBovespa,  the Novo Mercado segment (the “Migration to the Novo Mercado”).

• PT remains fully aligned with the publicly disclosed commitment to complete the Migration to the Novo Mercado, taking all measures and steps necessary to achieve this goal in an efficient manner as contractually agreed.

• Therefore, PT emphasizes that it will evaluate the adoption of any alternative measures that may be presented, including temporary measures, aiming to reach an adequate and viable solution to the completion of the Migration to the Novo Mercado, meeting the interests of Oi´s and its shareholders, as long as the implementation of any such potential alternative collectively fulfills the following conditions:

•                  does not put at risk the effective admission of Oi or CorpCo to the Novo Mercado;

•                  accelerates the benefits of being listed in the Novo Mercado, already widely disclosed: (i) adoption of a new corporate governance model, based on the highest governance standards; (ii) voting rights to all shareholders (1 vote for each share held); (iii) termination of all existing shareholders’ agreements related to CorpCo, Oi and their subsidiaries; (iv) provision of liquidity to all shareholders and increased liquidity; (v) termination of the current control structure and controlling shareholders (dispersion of control); and

•                  wide acceptance of any such potential alternative by both Oi’s common and preferred shareholders.

It is worth noting that, even in the event that it is not feasible to complete the Migration to the Novo Mercado by March 31, 2015, PT and the other parties to the existing shareholders’ agreements of Telemar Participações S.A. (CorpCo) remain contractually bound to apply their best efforts to implement a corporate reorganization aiming to achieve the same goals as the Migration to the Novo Mercado. Accordingly, PT reaffirms its commitment to apply its best efforts to have the Migration to Novo Mercado implemented, including any potential temporary structure that achieves the same goals and is aimed at a future Migration to the Novo Mercado, as soon as possible and in accordance with the best interests of Oi and its shareholders.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.